As filed with the Securities and Exchange Commission on September 16, 2004

                                            Securities Act File No. 333-112455
                                      Investment Company Act File No. 811-5576

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

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                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

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                      Pre-Effective Amendment No.     [ ]
                   Post-Effective Amendment No. 1     [X]
                       (Check appropriate box or boxes)

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                  Merrill Lynch Global Allocation Fund, Inc.
            (Exact Name of Registrant as Specified in its Charter)

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                                (609) 282-2800
                       (Area Code and Telephone Number)

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                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

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                                Terry K. Glenn
                  Merrill Lynch Global Allocation Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

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
                                                        Copies to:
       Frank P. Bruno, Esq.                      Andrew J. Donohue, Esq.                 Joel H. Goldberg, Esq.
Sidley Austin Brown & Wood LLP           Merrill Lynch Investment Managers, L.P.        Shearman & Sterling LLP
       787 Seventh Avenue                             P.O. Box 9011                      599 Lexington Avenue
     New York, New York 10019               Princeton, New Jersey 08543-9011             New York, NY 10022
                                                   ------------------


Title of Securities Being Registered:  Common Stock, Par Value $.10 per share.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940.

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-112455) (the "N-14 Registration Statement") consists of the following:

(1)  Facing Sheet of this Registration Statement.

(2)  Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus included in Pre-Effective Amendment No. 1 to the N-14 Registration Statement filed on March 8, 2004.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant and Merrill Lynch Global Balanced Fund, a series of Mercury Funds, Inc. ("Global Balanced"), as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Global Balanced into the Registrant.

                               OTHER INFORMATION

Item 15.  Indemnification.

     Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

     Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the general Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

     Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940, as amended, (the "Investment Company Act") may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount which it is ultimately determined he or she is entitled to receive from the Registrant by reason of indemnification; and (iii)(a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

     In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement, the Prospectus or the Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

Exhibit             Description
Number
    1(a)    -- Articles of Incorporation of the Registrant, dated June 7, 1988.(a)

     (b)    -- Articles of Amendment to the Articles of Incorporation of the Registrant, dated November 28, 1988.(a)
     (c)    -- Articles Supplementary to the Articles of Incorporation of the Registrant, dated December 7, 1992.(a)
     (d)    -- Articles Supplementary to the Articles of Incorporation of the Registrant, dated July 13, 1993.(d)
     (e)    -- Articles Supplementary to the Articles of Incorporation of the Registrant, dated December 16, 1993.(d)
     (f)    -- Articles of Amendment to the Articles of Incorporation of the Registrant, dated October 17, 1994.(b)
     (g)    -- Articles Supplementary to the Articles of Incorporation of the Registrant, dated October 17, 1994.(b)
     (h)    -- Articles of Transfer from Merrill Lynch Balanced Fund for Investment and Retirement, Inc. to the
               Registrant, dated March 1, 1996.(v)
     (i)    -- Articles Supplementary to the Articles of Incorporation of the Registrant, dated September 9, 1996.(d)
     (j)    -- Articles Supplementary to the Articles of Incorporation of the Registrant, dated November 6, 1996 (including
               Certificate of Correction dated February 19, 1997 filed with respect thereto).(d)
     (k)    -- Articles Supplementary to the Articles of Incorporation of the Registrant, dated November 12, 1997.(h)
     (l)    -- Articles of Transfer from The Asset Program, Inc. to the Registrant, dated July 19, 2000.(v)
     (m)    -- Articles of Transfer from Merrill Lynch Asset Growth Fund, Inc. to the Registrant, dated July 19, 2000.(v)
     (n)    -- Articles of Transfer from Merrill Lynch Asset Income Fund, Inc. to the Registrant, dated July 19, 2000.(v)
     (o)    -- Articles of Amendment to the Articles of Incorporation of the Registrant, dated September 25, 2000.(v)
     (p)    -- Articles Supplementary Increasing the Authorized Capital Stock of the Registrant and Creating an Additional
               Class of Common Stock, dated December 9, 2002.(s)
     (q)    -- Articles of Amendment to the Articles of Incorporation of the Registrant, dated April 14, 2003. (w)
    2       -- Amended and Restated By-Laws of the Registrant.(w)
    3       -- Not applicable.
    4       -- Form of Agreement and Plan of Reorganization by and among the Registrant, Mercury Master Trust on behalf of
               Merrill Lynch Master Global Balanced Portfolio, a series of Mercury Master Trust, and Mercury Funds, Inc., on behalf of Merrill Lynch Global Balanced Fund ("Global Balanced"), a series of Mercury Funds, Inc.(u)
    5       -- Portions of the Articles of Incorporation, as amended and supplemented, and the By-Laws, as amended and restated, of the Registrant defining rights of Stockholders.(e)
    6(a)    -- Management Agreement between the Registrant and Merrill Lynch Investment Managers, L.P. (the "Manager"),
               dated December 13, 1988.(c)
     (b)    -- Sub-Advisory Agreement between the Manager and Merrill Lynch Asset Management U.K. Limited, dated January
               18, 1989.(c)
     (c)    -- Supplement to Management Agreement between the Registrant and the Manager, dated January 3, 1994.(f)
    7       -- Form of Distribution Agreement between the Registrant and FAM Distributors, Inc. (the "Distributor").(m)
    8       -- None.
    9       -- Form of Custodian Agreement between the Registrant and Brown Brothers Harriman & Co.(n)
   10(a)    -- Form of Amended and Restated Class A Distribution Plan.(i)
     (b)    -- Form of Amended and Restated Class B Distribution Plan.(l)



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

     (c)    -- Form of Amended and Restated Class C Distribution Plan.(l)
     (d)    -- Form of Class R Distribution Plan of the Registrant.(r)
     (e)    -- Revised Merrill Lynch Select PricingSM System Plan pursuant to Rule 18f-3.(g)
   11       -- Opinion of Sidley Austin Brown & Wood LLP, counsel to the Registrant.(y)
   12       -- Tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant and Global Balanced.
   13(a)(1) -- Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement between the
               Registrant and Financial Data Services, Inc.(c)
     (a)(2) -- Amendment to the Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency
               Agreement, dated July 1, 2001.(s)
     (a)(3) -- Amendment to the Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency
               Agreement, dated January 1, 2003.(v)
     (b)    -- Form of License Agreement relating to the use of name between the Registrant and Merrill Lynch,
               Pierce, Fenner & Smith Incorporated.(c)
     (c)(1) -- Amended and Restated Credit Agreement between the Registrant and a syndicate of banks.(j)
     (c)(2) -- Form of Second Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other parties.(q)
     (c)(3) -- Form of Third Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other parties.(t)
     (c)(4) -- Form of Fourth Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other parties.(x)
     (d)    -- Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(p)
     (e)    -- Securities Lending Agreement.(o)
   14(a)    -- Consent of Deloitte & Touche LLP, independent auditors for the Registrant.(y)
     (b)    -- Consent of Deloitte & Touche LLP, independent auditors for Global Balanced.(y)
   15       -- Not applicable.
   16       -- Power of Attorney.(w)
   17(a)    -- Prospectus and Statement of Additional Information of the Registrant, each dated February 17, 2004.(y)
     (b)    -- Prospectus of Global Balanced, dated March 28, 2003, as supplemented on October 3, 2003, and Statement of
               Additional Information of Global Balanced, dated March 28, 2003.(w)
     (c)    -- Annual Report to Stockholders of the Registrant for the year ended October 31, 2003.(y)
     (d)    -- Annual Report to Stockholders of Global Balanced for the year ended November 30, 2003.(y)
     (e)    -- Form of Proxy.(y)
     (f)    -- Code of Ethics.(k)

---------------------------------

(a)  Filed on February 24, 1994, as an Exhibit to Post-Effective Amendment
     No. 7 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "Securities Act") (File No. 33-22462) (the "Registration Statement").
(b) Filed on February 27, 1995, as an Exhibit to Post-Effective Amendment No. 9 to the Registration Statement.
(c) Filed on February 27, 1996, as an Exhibit to Post-Effective Amendment No. 10 to the Registration Statement.
(d) Filed on February 25, 1997, as an Exhibit to Post-Effective Amendment No. 11 to the Registration Statement.
(e)  Reference is made to Article III (Sections 3, 4 and 5), Article V,
     Article VI (Sections 2, 3, 5, 6 and 7), Article VII, Article VIII and
     Article X of the Registrant's Articles of Incorporation as amended and supplemented, filed as Exhibits 1(a), 1(b), 1(c), 1(d), 1(e), 1(f), 1(g), 1(h), 1(i), 1(j), 1(k), 1(l), 1(m), 1(n), 1(o) and 1(p) to this
     Registration Statement, and Article II, Article III (Sections 1, 3, 5, 6 and 17), Article IV (Section 1), Article V (Section 7), Article VI,
     Article VII, Article XIII, and Article XIV of the Registrant's Amended and Restated By-Laws filed as Exhibit 2 to this Registration Statement.



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

(f) Filed on February 17, 2004, as an Exhibit to Post-Effective Amendment No. 20 to the Registration Statement.
(g) Incorporated by reference to Exhibit 14 to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Merrill Lynch Basic Value Fund, Inc. (File No. 2-58521), filed on December 20, 2002.
(h) Filed on February 12, 1998, as an Exhibit to Post-Effective Amendment No. 12 to the Registration Statement.
(i) Incorporated by reference to Exhibits 13(a) and 14 to Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A of Merrill Lynch Pacific Fund, Inc. filed on April 17, 2003.
(j) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973), filed on December 14, 2000.
(k) Incorporated by reference to Exhibit 15 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Inflation Protected Fund (File No. 333-110936), filed on January 22, 2004.
(l) Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Americas Income Fund, Inc. (File No. 33-64398), filed on June 21, 2000.
(m) Incorporated by reference to Exhibit 5 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Americas Income Fund, Inc. (File No. 33-64398), filed on June 21, 2000.
(n) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Master Large Cap Series Trust (File No. 811-09739) filed on January 30, 2002.
(o) Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of Merrill Lynch Global Technology Fund, Inc. (File No. 333-48929) filed on July 24, 2002.
(p) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.
(q) Incorporated by reference to Exhibit (b)(2) of the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 811-5870), filed on December 14, 2001.
(r) Incorporated by reference to Exhibit 13(d) to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Merrill Lynch Basic Value Fund, Inc. (File No. 2-58521), filed on December 20, 2002.
(s) Filed on December 27, 2002 as an Exhibit to Post-Effective Amendment No. 18 to the Registration Statement.
(t) Incorporated by reference to Exhibit (b)(3) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837), filed on December 13, 2002.
(u) Included as Exhibit I to the Proxy Statement and Prospectus contained in Pre-Effective Amendment No. 1 to this Registration Statement.
(v) Filed on February 20, 2003 as an Exhibit to Post-Effective Amendment No. 19 to the Registration Statement.
(w) Filed on February 3, 2004 as an Exhibit to Registrant's Registration Statement on Form N-14 under the Securities Act (File No. 333-112445)("N-14 Registration Statement").
(x) Incorporated by reference to Exhibit 8(c)(4) to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Global Growth Fund, Inc. (File No. 333-32899), filed on December 4, 2003.
(y) Filed on March 8, 2004 as an Exhibit to Pre-Effective Amendment No. 1 to Registrant's N-14 Registration Statement.


Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.



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

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 15th day of September, 2004.

                            Merrill Lynch Global Allocation Fund, Inc.
                                                 (REGISTRANT)


                                 By:   /s/ Donald C. Burke
                                    ------------------------------------
                                    Donald C. Burke, President and Director)


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                Signature                                          Title                                      Date
                ---------                                          -----                                      ----
             TERRY K. GLENN*                    President (Principal Executive Officer) and
-------------------------------------------                  Director
            (Terry K. Glenn)

            DONALD C. BURKE*                     Vice President and Treasurer (Principal
                                                    Financial and Accounting Officer)
-------------------------------------------
           (Donald C. Burke)

            RONALD W. FORBES*                                     Director
-------------------------------------------
           (Ronald W. Forbes)

          CYNTHIA A. MONTGOMERY*                                  Director
-------------------------------------------
         (Cynthia A. Montgomery)

              KEVIN A. RYAN*                                      Director
-------------------------------------------
             (Kevin A. Ryan)

            ROSCOE S. SUDDARTH*                                   Director
-------------------------------------------
           (Roscoe S. Suddarth)

              RICHARD R. WEST*                                    Director
-------------------------------------------
             (Richard R. West)

             EDWARD D. ZINBARG*                                   Director
-------------------------------------------
            (Edward D. Zinbarg)


* This Registration Statement has been signed by each of the persons so indicated by the undersigned as Attorney-in-Fact.

* By:  /s/ Donald C. Burke                                 September 15, 2004
     ------------------------------------------------
      (Donald C. Burke, Attorney-in-Fact)



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

                                 EXHIBIT INDEX

  Exhibit         Description
  Number          -----------
  -------
12          --    Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant and Global Balanced.



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